Exhibit 99.1

Thomson Reuters Announces Closing of Sale of Refinitiv to London Stock Exchange Group

TORONTO, January 29, 2021 – Thomson Reuters (TSX/NYSE: TRI) today announced that it and private equity funds affiliated with Blackstone have closed the sale of Refinitiv to London Stock Exchange Group plc (LSEG) in an all-share transaction. Refinitiv is Thomson Reuters former Financial & Risk business, a majority interest in which was sold to Blackstone’s consortium in October 2018. Thomson Reuters and Blackstone’s consortium subsequently agreed to sell Refinitiv to LSEG in August 2019.

As of today’s closing, Thomson Reuters indirectly owns 82.5 million LSEG shares, which have a market value of approximately $9.8 billion based on LSEG’s closing share price on January 28, 2021. Thomson Reuters interest in LSEG shares are held through an entity jointly owned by Blackstone’s consortium and Thomson Reuters.

Thomson Reuters and Blackstone’s consortium have agreed to be subject to a lock-up for their LSEG shares through January 29, 2023, subject to certain exceptions. In each of years three and four following closing (starting on January 30, 2023 and January 30, 2024, respectively), Thomson Reuters and Blackstone’s consortium will become entitled to sell in aggregate one-third of the LSEG shares issued to them. The lock-up arrangement will terminate on January 29, 2025.

While Thomson Reuters expects that the LSEG transaction will be predominantly tax deferred, approximately $700 million of tax became payable when the deal closed. The lock-up arrangements allow Thomson Reuters to sell sufficient LSEG shares necessary to generate net proceeds to meet this tax payment should it wish to do so. Thomson Reuters does not plan to sell any LSEG shares prior to LSEG’s announcement of its full-year 2020 results on March 5.

Reuters News’ 30-year agreement with Refinitiv will continue following closing and is scheduled to run to 2048.

In accordance with the terms of the transaction, Erin Brown, Head of Finance for Thomson Reuters Corporates segment, has been appointed to the LSEG board of directors.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including statements regarding the company’s expectations regarding the tax consequences of the transaction and its intentions related to future sales of LSEG shares. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that the events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Melissa Cassar Head of Commercial Communications & Corporate Affairs +1 647 480 7273 melissa.cassar@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 332 219 1111 frank.golden@tr.com